James Vandeberg
                                                          jvandeberg@ottolaw.com
                                                                    206-838-9735

                                    December 8, 2005

VIA OVERNIGHT DELIVERY AND EDGAR
--------------------------------

Charito A. Mittelman, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 4561

RE:      ASAP SHOW, INC. (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM 10 SB
         FILE NUMBER 0-51554

Dear Ms. Mittelman:

         This is in response to the staff's comment letter of October 31, 2005 regarding the Registration Statement on Form 10 SB filed on behalf of ASAP Show, Inc. (the "Company") on October 3, 2005.

         Enclosed please find one copy of (i) the amended Registration Statement filed on EDGAR on December 8, 2005 and (ii) two copies of the marked version of such Registration Statement.

         The responses set forth below refer to the marked version of the Registration Statement filed herewith and are numbered to correspond to each of your comments.

General
-------

      1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refilling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

            RESPONSE: The Company acknowledges that it is subject to the reporting requirements under Section 13 (a) of the Securities Exchange Act of 1934 (the `Exchange Act").

      2. Please amend your filing to include your most recent quarter ended August 31, 2005.

            RESPONSE: Comment complied with. See pages 53 through 55 of the Form 10 SB.

Forward - Looking Statements
----------------------------

      3. Delete the reference to the Private Securities Litigation Reform Act of 1995 since it does apply to issuers who are not subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. Refer to Section 21E (a) (1) of the Securities Act of 1934.

            RESPONSE: Comment complied with. See page 3 of the Form 10 SB.

Description of Business and Background - Beginning on page 3
------------------------------------------------------------

      4. Please explain the meaning of "business-to-business international stock lot trading and logistics company."

            RESPONSE: Comment complied with. See page 3 of the Form 10 SB.

Reorganization, page 3
----------------------

      5. Please revise the disclosure regarding the agreement with KI Equity to clarify when the transaction will close, whose shares will be issued and who will receive the proceeds.

            RESPONSE: Comment complied with. See page 4 of the Form 10 SB.

      6. Please disclose the date the shareholders of CYBER MERCHANTS EXCHANGE approved the reorganization of the company as summarized here.

            RESPONSE: Comment complied with. See page 4 of the Form 10 SB.

      7. Please also disclose when shareholders approved the amended and restated Securities Purchase Agreement with KI Equity, and if not, please tell us why shareholder approval was not required.

            RESPONSE: Shareholder approval of the Amended and Restated Securities Purchase Agreement was not required since the changes were relatively minor and the shareholders had previously approved the transaction in concept.

Transfer, page 4
----------------

      8. Disclose the extent to which any of the funds acquired by KI Equity under the Securities Purchase Agreement will be used to pay off the outstanding credit balance owed to Yuan.

            RESPONSE:  Comment  complied  with.  See  page 5 of the  Form 10 SB.

Overview of ASAP Show Services, page 6
--------------------------------------

      9. Please clarify that the Internet Sourcing Network, the Global Financial Platform, and the Logistics and Warehousing are in their developmental stage as indicated in the related risk factor on page 9.

            RESPONSE: Comment complied with. See page 7 of the Form 10 SB.

ASAP Buying Trip, page 6
------------------------

      10. Please explain how the U.S. Cotton Council, American Apparel and Footwear Association, American Apparel Production Network and other leading apparel corporation and associations "overwhelmingly" expressed their support for the "reverse trade-show" mentioned here. Please also explain the function of the named entities and how their support is relevant to your business.

            RESPONSE: Comment complied with. See page 7 of the Form 10 SB.

Material World, page 6
----------------------

      11. Expand your discussion to describe further the terms of the exclusive agreement with Material World. In your discussion, please clarify how the 50% profit share is calculated.

            RESPONSE: Comment complied with. See page 7 of the Form 10 SB.

The Internet Sourcing Network, page 6
-------------------------------------

      11. Expand to explain further the stock lot transactions and discuss the steps taken by the company in focusing on this area of their business as mentioned in the last sentence.

            RESPONSE: Comment complied with. See page 7 of the Form 10 SB.

Global Financial Platform, page 6
---------------------------------

      13. Please expand here and in your Intellectual Property section on page 10 to explain where you are in the patent process for the Global Financial Platform.

            RESPONSE:  Comment  complied with. See pages 8 and 14 of the Form 10
            SB.

      14. In the second paragraph, please explain your basis for describing the testing of the Global Financial Platform by CIT and Bank Sinopac as "successful." In your response, please describe how the platform was tested and describe the results in further detail. We note disclosure in your risk factor section that the Global Financial Platform is in the developmental stages.

            RESPONSE: Comment complied with. See page 8 of the Form 10 SB.

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

      15. Disclose the basis for management's belief that the Global Financial Platform would be a large revenue source for ASAP in the future.

            RESPONSE: Comment complied with. See page 8 of the Form 10 SB.

Logistics and Warehousing, page 7
---------------------------------

      16. Describe the "logistics" and warehouse service in more detail, for example, by disclosing what types of "logistics" are necessary in your business and the services you provide to meet those needs. Please also disclose how revenues, if any, are derived from this aspect of your business.

            RESPONSE: Comment complied with. See page 8 of the Form 10 SB.

Revenue Model - Beginning on Page 7
-----------------------------------

Trade Shows
-----------

      17. Please provide support for the annual gross revenue expected from trade shows for 2006.

            RESPONSE: Comment complied with. See page 9 of the Form 10 SB.

      18. Please also clarify that there is no guarantee that the trade shows will continue to generate revenue as mentioned in the related risk factor on page 9.

            RESPONSE: Comment complied with. See page 9 of the Form 10 SB.

Logistics and Warehousing, page 7
---------------------------------

      19.   Revise to define a "logistic company."

            RESPONSE: Comment complied with. See page 10 of the Form 10 SB.

Competition, page 8
-------------------

      20. In the last paragraph of this section, revise to specify how your management team is more experienced than the management team of your competitors. We note from your disclosure that MAGIC was founded in 1933. Explain more specifically which services you offer that are not offered by your competitors.

            RESPONSE: Comment complied with. See page 10 of the Form 10 SB.

Risk Factors, page 8
--------------------

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

      21. Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or general business risk.

            RESPONSE: Comment complied with. See pages 11 through 14 of the Form 10 SB.

      22. Please expand the risk factor section to discuss the following risks:

      o any material impact on your business should you be unable to secure the patent on your Global Financial Platform and/or re-establish a relationship and enter into another agreement with CIT to continue your Global Financial Platform;

            RESPONSE: Comment complied with. See page 12 of the Form 10 SB.

      o your dependence on financing from your CEO and largest shareholder Mr. Yuan;

            RESPONSE: Comment complied with. See page 12 of the Form 10 SB.

      o     your dependence on trade show attendance by exhibitors; and

            RESPONSE: Comment complied with. See pages 11 and 12 of the Form 10 SB.

      o     that there is currently no public market for your stock.

            RESPONSE: Comment complied with. See page 12 of the Form 10 SB.

      23.   We note from the Transfer and Assumption  Agreement filed as exhibit
            2.2 of Cyber Merchants Exchange's Form 10-KSB that ASAP is responsible for payment of the finder's fee to Robert Papiri/Alan Frankle as mentioned in section 3 of the agreement. That payment does not appear to be related to the purchase and assumption agreement. If this and other "transaction costs" include fees for other expenses that do not appear to be expenses accrued by Cyber Merchant Exchange in conducting its prior business or in connection with the assumption agreement, please consider risk factor disclosure.

            RESPONSE: There are no other transaction costs not accrued by Cyber Merchants Exchange or in connection with the Transfer Agreement.

We are subject to government regulation, page 8
-----------------------------------------------

      24. We note that you are subject to both U.S. and international regulations. Please revise this risk factor to discuss U.S. and international regulations in independent risk factors. In your discussion on international regulations, please specify the regulations applicable to the countries where the material portion of your business originates so that investors can better evaluate the magnitude of the risk on your business specifically. For example, when discussing the WTO's bilateral agreements with other countries, name the countries that materially contribute to your business in terms of revenue contribution and discuss briefly the

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

            specific limitations imposed by the WTO agreements. Where possible, describe how any specific changes in regulations, including changes in quotas or tariffs, have materially impacted your business in the past.

            RESPONSE: Comment complied with. See page 11 of the Form 10 SB.

      24. It is unclear why you have identified yourself as an early stage company with limited operating history since you have essentially assumed the business, in all respects, of Cyber Merchant's Exchange which was incorporated in 1996. Please revise or advise.

            RESPONSE: Comment complied with. See page 11 of the Form 10 SB.

We have a history of operating losses, page 9
---------------------------------------------

      25.   Please disclose the date of inception and quantify the net losses in
            the  most  recent  period.   Disclose  that  you  currently  have  a
            shareholder deficit of $869,215.

            RESPONSE: Comment complied with. See page 12 of the Form 10 SB.

We have not proven the profit potential of our business model, page 9
---------------------------------------------------------------------

      26. Please revise the heading to remove the implication that your business model has profit potential.

            RESPONSE: Comment complied with. See page 12 of the Form 10 SB.

We face intense competition, page 9
-----------------------------------

      27. Please remove the mitigating language relating to ASAP's advantages over its competitors.

            RESPONSE: Comment complied with. See page 12 of the Form 10 SB.

We are dependent on our foreign alliances, page 9
-------------------------------------------------

      29. Please expand to specify who the "foreign alliances" are and how they contribute to your business so that investors can evaluate the risks of your losing these alliances. Please also specify the nature of your relationship with them and disclose the terms of any written agreements.

            RESPONSE: Comment complied with. See pages 12 and 13 of the Form 10 SB.

      30. Please add another risk factor discussing the political and economic risks associated with doing business in any particular country whose business materially contributes to your revenue. We note the passing reference to this risk in the last sentence of the risk factor.

            RESPONSE: Comment complied with. See new disclosure on pages 12 and 13 relating to foreign alliances in the Form 10 SB.

      31. In the new risk factor please specify the change in economic conditions you are referring to in the last sentence here.

            RESPONSE: Comment complied with. See new disclosure on pages 12 and 13 relating to foreign alliances in the Form 10 SB.

We depend upon key members, page 10
-----------------------------------

      32. Expand to discuss the impact a disruption in your providing service to your customers would impact your business specifically, for example, by tainting your reputation as a reliable service provider to your current clients and causing them to seek business from one of your competitors.

            RESPONSE: Comment complied with. See new disclosure on page 13 under "reliability of services'.

Penny Stock, page 11
--------------------

      33. Please relocate the penny stock discussion to the risk factor section.

            RESPONSE: Comment complied with. See page 14 of the Form 10 SB.

Item 2.  Management's Discussion and Analysis or Plan of Operation
------------------------------------------------------------------

Plan of Operation, page 12
--------------------------

      34. Please revise to discuss each segment of your business and quantify the percentage of revenue earned from each of those segments in prior periods.

            RESPONSE: Comment complied with. See pages 16 and 17 of the Form 10 SB.

      35. Since you have assumed the business of CYBER MERCHANTS EXCHANGE in its entirety and because information relating to its results of operations for the last fiscal year and most recent interim period of CYBER MERCHANTS EXCHANGE's operations is available to you and reflected in your financial statements, please revise to include the disclosure required by Item 303(b) of Regulation S-B. Please see SEC Release 33-8350 (December 29, 2003) for guidance.

            RESPONSE: Comment complied with. See pages 16 through 18 of the Form 10 SB.

      36. Please revise to provide a more detailed discussion of the significant changes in revenue and expense amounts each period. Where changes in revenue and expense amounts are related to several factors each significant factor should be separately quantified and discussed. For example, discuss the increases/decreases in revenues from your buying trip and transaction sales. In addition, disclose any fluctuations in operating expenses over the same time period.

            RESPONSE: Comment complied with. See pages 16 through 18 of the Form 10 SB.

Liquidity and Capital Resources, page 12
----------------------------------------

      37. Please expand to quantify your capital needs for the next 12 months. We note your plans to continue your participation in yearly trade shows, develop further your Global Financial Platform and your Internet Sourcing Network. In your response, clarify whether the balance remaining on the credit line from Yuan is sufficient to meet your capital needs given that you have operated at a loss to date.

            RESPONSE: Comment complied with. See pages 19 and 20 of Form 10 SB.

      38. Disclose the outstanding balance on the credit line with the Yuans here and in the Certain Relationships and Related Transactions section on page 18.

            RESPONSE: Comment complied with. See pages 20 and 26 of the Form 10 SB.

      39. We note reference to a loan from Spencer Lin in section 1 of your Transfer and Assumption agreement with Cyber Exchange Merchants and Frank Yuan. Please revise to discuss the terms of this loan or advise.

            RESPONSE: This loan has been repaid in full.

      40. Discuss more specifically any financing options other than that provided by the credit line from Mr. Yuan and your anticipated revenues from trade shows. We note your disclosure generally to fund operations from debt and equity financing.

            RESPONSE: The Company does not have any other specific financing options other than revenues and the credit line from Mr. Yuan. Debt and equity financing will depend upon market conditions.

      41. As a related matter, please revise your discussion of liquidity to include the anticipated investment of $415,000 from the Securities Purchase Agreement with KI Equity, as it appears that this will be a material source of liquidity that will be used to pay off the liability assumed by ASAP from CYBER MERCHANTS EXCHANGE.

            RESPONSE: The $415,000 was used to pay off certain liabilities of Cyber Merchants Exchange and will not be available in the future.

FINANCIAL STATEMENTS
--------------------

Note 1 - Summary of Significant Accounting Policies, page 27
------------------------------------------------------------

      42. We note that a portion of your business is conducted in Asia. In that regard, please tell us and disclose if there are any foreign currency transactions and how they are accounted for in the financial statements.

            RESPONSE:   The  Company   does  not  have  any   foreign   currency
            transactions.

Organization, page 27
---------------------

      43. We note that the loss per share for the eleven months ended May 31, 2005 does not agree to the Statement of Operations and the loss per share for the eleven months ended May 31, 2004 is significantly different from the loss per share presented for the twelve months ended June 30, 2004. Please tell us how you calculated loss per share for purposes of this disclosure and why it does not agree to the Statement of Operations. This comment is also applicable to the disclosure on page 11 of the MD&A. In addition, please revise your table of condensed operating information to include the amount of loss before income taxes and net loss for the periods presented.

            RESPONSE: Comment complied with. See pages 36 and 37 of the Form 10 SB.

Current Vulnerability Due to Certain Credit Concentrations, page 29
-------------------------------------------------------------------

      44. We note that you have not established an allowance for doubtful receivables as of the latest balance sheet date because all accounts have been determined to be collectible. Given that accounts receivable comprises 41% of your total assets, please advise us whether or not these accounts have been subsequently collected. Also tell us what caused the significant increase in accounts receivable from CYBER MERCHANT EXCHANGE'S March 31, 2005 balance sheet.

            RESPONSE: All accounts receivable have been collected. The increase from the March 31, 2005 balance relates to amounts due from exhibitors for the August trade show.

Revenue Recongnition
--------------------

Transaction Sales, page 30
--------------------------

      45. You disclose that you record revenue from transaction sales on a gross basis in accordance with EITF 99-19 because you act as a principal in the transaction. In that regard, please advise us why transaction sales revenue is presented on a net basis in your statement of operations and revise either your disclosure or your financial statements as necessary.

            RESPONSE: Comment complied with. See page 39 of the Form 10 SB.

Note 4 - Investments in Overseas Joint Ventures
-----------------------------------------------

      46. We note that your joint ventures have ceased operations with no further liability for C-ME. Please revise your disclosure to include any potential future exposure to ASAP Show, Inc. related to these joint ventures.

            RESPONSE: Comment complied with. See page 46 of the Form 10 SB.

Note 7 - Shareholders' Deficit
------------------------------

Common Stock, page 38
---------------------

      47. Please advise us how you determined the fair value of the stock bonus granted in May 2005 in the absence of a public trading market.

            RESPONSE: In accordance with the reverse spin-off accounting treatment of EITF 02-11, as the operational history of C-ME is that of the entity going forward and a public market existed for C-ME's common stock at the time of the transaction, such appears to be a reasonable estimate of fair value. The disclosure has been revised to clarify that the value was based on the closing price of C-ME's common stock on the effective date of the grant

Options, page 38
----------------

      48. Please revise to include all of the disclosures required by paragraph 47 of SFAS 123.

            RESPONSE: Comment complied with. See pages 48 and 49 of Form 10 SB.

Exhibits
--------

      49. Although we note that you filed the Securities Purchase Agreement with KI Equity, and the Transfer and Assumption Agreement dated May 31, 2005 as exhibits to the Form 10-KSB filed by CYBER MERCHANTS EXCHANGE, it appears that those agreements should also be filed as exhibits to your Form 10-SB pursuant to Item 601. Please tell us also why you have not filed the agreement evidencing the credit line with Mr. Yuan.

            RESPONSE: Comment complied with. The agreements including the agreement with Mr. Yuan are filed as exhibits to Amendment 1.

      49. As a related matter, you should include schedules A and B to the Transfer and Assumption Agreement as mentioned in sections D and E of that agreement, respectively.

            RESPONSE: Comment complied with.

Please contact the undersigned with any further comments.

                                    Sincerely,

                                    The Otto Law Group, PLLC

                                    James Vandeberg











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